[redacted]

SECURI 06004077 ON

BD 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25958

AB 3/15

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downstate Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

259 Indian Rocks Road North
(No. and Street)

Belleair Bluffs | Florida | 33770
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James M. Clark 727-586-3541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Garcia & Ortiz, P.A. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

888 Executive Center Drive West, Suite 101 St. Petersburg, FL 33702
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 4/25

OATH OR AFFIRMATION

I, James M. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downstate Securities Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE M. LAMBERT
Notary Public, State of Florida
My comm. exp. Nov. 27, 2009
Comm. No. DD 493853

Jim M Clark
Signature

President
Title

Christine M. Lambert
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOWNSTATE SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

DOWNSTATE SECURITIES GROUP, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

CONTENTS

GARCIA & ORTIZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Principals
J. Edward Del Rio, CPA
Luis Garcia, CPA, MBA
Clayton C. Kreis, CPA/PFS
C. Burt Linthicum, CPA
Louis P. Ortiz, CPA, CBA, CFP®
Suzanne M. Reiber, CPA, CVA
Steve Tondreault, CPA/ABV, CBA
James P. Waters, CPA

Allison P. Burd, Esq.
Dean A. Bruns, CPA, CFP®
Bruce H. Buell,* CPA, CPIM
Erin D. Connors, CPA
Julie DelVecchio
Robyn S. Hitchens
Rose G. Kreis, CPA
Susan W. Long,* Ph.D.
William J. Metz, CPA
Cheryl L. Moore
Deborah L. Simmons, CPA
Marianne O. Touger, CPA
David P. Wenzel, CPA

Frank J. Valdes, CPA, CFE
(1935 - 2003)

*Consultant to the Firm

888 Executive Center Dr. W.,
Suite 101
St. Petersburg, FL 33702

St. Petersburg: (727) 576-1245
Tampa: (813) 228-9709
ax: (727) 578-4072

Mailing Address:
. O. Box 20929
St. Petersburg, FL 33742

isit our Website:
www.garciaortiz.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders and
Board of Directors
Downstate Securities Group, Inc.
Belleair Bluffs, Florida

We have audited the accompanying statement of financial condition of Downstate Securities Group, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Downstate Securities Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1., 2., 3. and 4. as of December 31, 2005 is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Garcia & Ortiz, P.A.

St. Petersburg, Florida
February 15, 2006

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 226,262
Deposits with clearing organizations	100,000
Receivables from brokers, dealers and clearing organizations	61,716
Securities owned	335
Property and equipment, net	333,133
Prepaid expenses	2,265
Total assets	$ 723,711

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Note payable to stockholder	$ 37,890
Accounts payable	7,717
Accrued expenses	4.603
Rent deposit	1,700
Total liabilities	51,910
Stockholders' equity:	
Common stock, 750 shares authorized at $1 par value, 100 shares issued and outstanding	100
Additional paid-in capital	15,595
Retained earnings	656,106
Total stockholders' equity	671,801
Total liabilities and stockholders' equity	$ 723,711

See Notes to Financial Statements.

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	$ 548,165
Interest rebate	247,493
Interest and dividend income	12,778
Rental income	1,200
Total revenues	809,636
Expenses:	
Salaries and wages	256,454
Commissions	47,332
Clearance charges	116,740
Other operating expenses	280,059
Depreciation	4,206
Interest	1,894
Loss on securities owned	93
Total expenses	706,778
Income before extraordinary item	102,858
Extraordinary item	19,218
Net income	$ 122,076

See Notes to Financial Statements.

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2004	$ 100	$ 15,595	$ 670,034	$ 685,729
Net income	-	-	122,076	122,076
Distributions to stockholders	-	-	(136,004)	(136,004)
Balance, December 31, 2005	$ 100	$ 15,595	$ 656,106	$ 671,801

See Notes to Financial Statements.

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 122,076
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,206
Gain on insurance claim	(19,218)
Loss on securities owned	93
Increase in receivables from brokers, dealers and clearing organizations	(3,718)
Increase in prepaid expenses	(1,827)
Increase in accounts payable and accrued expenses	10,270
Decrease in rent deposits	(600)
Total adjustments	(10,794)
Net cash provided by operating activities	111,282
Cash flows from investing activities:	
Purchases of property and equipment	(292,865)
Proceeds from insurance claim	129,442
Net cash used by investing activities	(163,423)
Cash flows from financing activities:	
Distributions to stockholders	(136,004)
Net cash used by financing activities	(136,004)
Net decrease in cash	(188,145)
Cash, beginning of year	414,407
Cash, end of year	$ 226,262
Supplemental disclosure:	
Cash paid for interest	$ 0

See Notes to Financial Statements.

DOWNSTATE SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

Note 1 - General and Summary of Significant Accounting Policies

General: The Company is a retail stock brokerage firm clearing through a correspondent member of the New York Stock Exchange on a fully disclosed basis. It is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation (SIPC). Its customers are located primarily in Pinellas County, Florida where its principal office is located. The Company is licensed in several other states without having an office in those states.

Securities transactions: A clearing broker has custody of all customer accounts and settles all transactions for the Company. The Company charges commissions for transactions and pays the clearing broker commissions for processing the transactions. Commissions earned are recorded on the accrual basis of accounting.

Property and equipment: Property and equipment are stated at cost. Depreciation is provided on the straight-line method based on the estimated useful lives of the related assets of 5 to 39 years.

Income taxes: The Company has elected, with the unanimous consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. No provision for income taxes is made in these financial statements since the stockholders report their proportionate share of the Company's taxable income or loss on their individual tax returns.

Advertising: Advertising costs are charged to expense as incurred. Advertising expense was $25,558.

Use of estimates: Certain estimates have been made by the Company's management, as required by generally accepted accounting principles, in the preparation of the accompanying financial statements. Actual results could differ from those estimates.

Net capital requirements: Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. At December 31, 2005, the Company had net capital of $373,641 and a net capital requirement of $50,000. The net capital rules may effectively restrict distributions.

Note 2 - Property And Equipment

Property and equipment consisted of the following at December 31, 2005:

Land	$ 40,000
Land improvements	35,370
Building	234,172
Office equipment	9,189
Furniture and fixtures	19,283
	338,014
Less accumulated depreciation	4,881
	$ 333,133

See Notes to Financial Statements.

Note 3 - Note Payable to Stockholder

The Company has a note payable to a stockholder, secured by a mortgage on the Company's real property. The note bears interest at 5%, payable annually, and is due February 1, 2007.

Note 4 - Casualty Gain

During 2004, the Company's building and furnishings were severely damaged by hurricanes. The Company wrote off the building and furnishings and recorded amounts receivable from insurance claims settled to date. The excess of amounts estimated to be received from insurance claims over the carrying value of the assets and temporary occupancy expenses was deferred at December 31, 2004, and recognized as an extraordinary gain upon final settlement in 2005. In 2005, the Company constructed a new building and purchased new furniture and equipment.

Note 5 - Employee Benefit Plan

The Company has a 401(k) profit sharing plan for all eligible employees at least 21 years of age. Employees may defer salary up to 12% of eligible compensation. The Company makes required matching contributions up to a maximum of 4% of compensation and may also make discretionary contributions up to a maximum of 3% of compensation. Company contributions to the plan were $10,831.

Note 6 - Financial Instruments with Off-balance-sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

Note 7 - Commitments

The Company has entered into certain agreements for stock market data services, premises and equipment with terms of up to five years. Future minimum payments required under these operating agreements are as follows:

2006	$ 42,566
2007	1,216
2008	1,145
2009	528
	$ 45,454

Total rent expense for equipment was $2,620.

SUPPLEMENTARY INFORMATION

DOWNSTATE SECURITIES GROUP, INC.
SCHEDULE 1.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

Total Stockholders' Equity	$ 671,801
Less Non-Allowable Assets	
Property and equipment	(297,508)
Less Haircuts on Securities Positions	
Other Securities	(335)
Unsecured customer debits	(317)
Net Capital	373,641
Net Capital Requirement	50,000
Excess Net Capital	$ 323,641

See accompanying independent auditors' report.

DOWNSTATE SECURITIES GROUP, INC.
SCHEDULE 2.
RECONCILIATION OF NET CAPITAL
PURSUANT TO RULE 17a5(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

Net Capital, Per Respondent's Computation	$ 373,641
Net Adjustments	-
Net Capital	$ 373.641

See accompanying independent auditors' report.

DOWNSTATE SECURITIES GROUP, INC.
SCHEDULE 3.
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1 OF THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2005

Net Capital Per Schedule 1.	$ 373,641
Total Aggregate Indebtedness per Statement of Financial Condition	$ 51,910
Percentage of Aggregate Indebtedness to Net Capital	14%

See accompanying independent auditors' report.

DOWNSTATE SECURITIES GROUP, INC.
SCHEDULE 4.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2005

NONE

See accompanying independent auditors' report.

GARCIA & ORTIZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Principals
J. Edward Del Rio, CPA
Luis Garcia, CPA, MBA
Clayton C. Kreis, CPA/PFS
C. Burt Linthicum, CPA
Louis P. Ortiz, CPA, CBA, CFP®
Suzanne M. Reiber, CPA, CVA
Steve Tondreault, CPA/ABV, CBA
James P. Waters, CPA

Allison P. Burd, Esq.
Dean A. Bruns, CPA, CFP®
Bruce H. Buell,* CPA, CPIM
Erin D. Connors, CPA
Julie DelVecchio
Robyn S. Hitchens
Rose G. Kreis, CPA
Susan W. Long,* Ph.D.
William J. Metz, CPA
Cheryl L. Moore
Deborah L. Simmons, CPA
Marianne O. Touger, CPA
David P. Wenzel, CPA

Frank J. Valdes, CPA, CFE
(1935 - 2003)

**Consultant to the Firm*

888 Executive Center Dr. W.,
Suite 101
St. Petersburg, FL 33702

St. Petersburg: (727) 576-1245
Tampa: (813) 228-9709
Fax: (727) 578-4072

Mailing Address:
P. O. Box 20929
St. Petersburg, FL 33742

Visit our Website:
www.garciaortiz.com

SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT

To the Stockholders and
Board of Directors
Downstate Securities Group, Inc.
Belleair Bluffs, Florida

In planning and performing our audit of the financial statements of Downstate Securities Group, Inc. for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Downstate Securities Group, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of the Rule. The Company does not handle securities; accordingly, it has not established procedures for safeguarding securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the second paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Garcia & Ortiz, P.A.

St. Petersburg, Florida
February 15, 2006